Exhibit 99.1

Ucommune International Ltd. Announces Unaudited Fourth Quarter

and Full Year 2020 Financial Results

Beijing, April. 15, 2021 - Ucommune International Ltd. (NASDAQ: UK) (“Ucommune” or the “Company”), a leading agile office space manager and provider in China, today announced its unaudited financial results for the fourth quarter and full year ended December 31, 2020.

Fourth Quarter 2020 Financial Highlights

●	Net revenues were RMB278.7 million, representing an increase of 39.4% from the third quarter of 2020 and a decrease of 4.8% from the fourth quarter of 2019.

●	Net loss was RMB149.1 million, narrowing by 11.9% from the third quarter of 2020 and by 36.8% from the fourth quarter of 2019.

●	Adjusted net income was RMB62.8 million, compared with an adjusted net loss (non-GAAP) of RMB122.8 million in the third quarter of 2020 and an adjusted net loss (non-GAAP) of RMB194.6 million in the fourth quarter of 2019. For a reconciliation of net loss to adjusted net income, see the “Non-GAAP Financial Measures” section and the table captioned “Ucommune Group Holdings Limited Reconciliation of GAAP and Non-GAAP Results” below.

●	EBITDA loss was RMB94.8 million, narrowing by 40.1% from RMB158.2 million in the third quarter of 2020 and by 51.0% from RMB193.6 million in the fourth quarter of 2019. For a reconciliation of net loss to EBITDA, see the “Non-GAAP Financial Measures” section and the table titled “Ucommune International Ltd. Reconciliation of GAAP and Non-GAAP Results” below.

●	Adjusted EBITDA loss was RMB9.4 million, narrowing by 87.7% from RMB76.1 million in the third quarter of 2020 and by 91.4% from RMB109.2 million in the fourth quarter of 2019. For a reconciliation of net loss to adjusted EBITDA , see the “Non-GAAP Financial Measures” section and the table titled “Ucommune International Ltd. Reconciliation of GAAP and Non-GAAP Results” below.

Fourth Quarter 2020 Operating Highlights

●	As of December 31, 2020, Ucommune had committed to 234 office spaces in 54 cities, among which 163 spaces were in operation, and provided approximately 647,700 square meters of managed area to 1,044,700 members.

●	As of December 31, 2020, under Ucommune’s asset-light model, the Company’s total number of spaces under contract had increased by 166.0% to 125 across 46 cities from 47 across 25 cities as of December 31, 2019, while the Company’s total managed area under contract had increased by 105.3% to 351,500 square meters from 171,200 square meters as of December 31, 2019.[1]

Dr. Daqing Mao, Founder of Ucommune, commented, “As the urbanization of core cities has gradually wound down, high-quality land has become scarce and the demand from existing enterprises for commercial office space remains strong. At the end of 2019, in response to the market’s evolution and a tightening regulatory environment across China’s commercial real estate industry, we began to shift our business from a self-operated model to an asset-light model to further augment our operational flexibility. Leveraging our asset-light services, operational expertise, potent customer acquisition capabilities, and refined partnership network, we successfully capitalized on these trends, ramping up the total managed area under our asset-light model to 54.3% of our total managed area by the end of 2020. Meanwhile, our subsidiary Xiyu Information, a provider of SaaS services and IoT solutions, continued to gain traction, with our other service revenue increasing by 297.3% year over year in the fourth quarter. As our business roadmap is fully aligned with the industry’s long-term trajectory, we are well-positioned to benefit from the rising demand for more flexible, scalable, and efficient workspace solutions. Looking ahead, we plan to continue fueling our business transformation while refining our operations to deliver lasting value to our members, partners, and society at large.”

[1]	Spaces and managed area under contract include those in operation, under construction, and in preparation for construction.

Mr. Cheong Kwok Mun, Chief Financial Officer of Ucommune, added, “As a result of the residual impact of COVID-19 and its corresponding effects from our decision to streamline our self-operated business, we experienced a minor decline in total revenues during the fourth quarter of 2020, as compared to the corresponding quarter in 2019. Nevertheless, full year of 2020 revenue of RMB877.1 million came in at the top end of the RMB850-870 million revenue guidance provided in our third quarter 2020 results release. As we continued to advance our transition to an asset-light model while also improving our operating efficiency, we significantly reduced our net loss by 36.8% year over year and recorded adjusted net income of RMB62.8 million. In light of the increasing market demand for quality agile office space services and office space management services, we remain confident in our long-term business prospects. Going forward, we plan to prudently utilize our healthy capital position to take advantage of these market opportunities, to generate positive cash flow, and direct resources towards managing our workspace profitability. Ucommune remains confident that we are on the path to profitability over the foreseeable future.”

Fourth Quarter 2020 Financial Results

Total net revenues decreased by 4.8% to RMB278.7 million in the fourth quarter of 2020 from RMB292.8 million in the fourth quarter of 2019. Revenues from the asset-light model increased by 220.8% to RMB10.8 million in the fourth quarter of 2020 from RMB3.4 million in the fourth quarter of 2019.

●	Workspace membership services revenues decreased by 44.5% to RMB76.8 million in the fourth quarter of 2020 from RMB138.4 million in the fourth quarter of 2019, mainly due to the closure of unprofitable spaces in operation and the contraction of the Company’s co-working space services as a result of the COVID-19 outbreak in 2020.

●	Marketing and branding services revenues decreased by 16.2% to RMB110.1 million in the fourth quarter of 2020 from RMB131.3 million in the fourth quarter of 2019, mainly due to the reduction in customers’ budgets for advertising and marketing services as a result of COVID-19.

●	Other services revenues increased by 297.3% to RMB91.7 million in the fourth quarter of 2020 from RMB23.1 million in the fourth quarter of 2019, primarily due to increased net revenue from the Company’s interior design and construction services and SaaS services.

Total costs of revenues decreased by 19.0% to RMB285.2 million in the fourth quarter of 2020 from RMB352.0 million in the fourth quarter of 2019. Costs of revenues from the asset-light model increased by 141.9% to RMB5.7 million in the fourth quarter of 2020 from RMB2.4 million in the fourth quarter of 2019.

●	Costs of workspace membership decreased by 47.0% to RMB110.6 million in the fourth quarter of 2020 from RMB208.8 million in the fourth quarter of 2019, mainly due to decreased operational costs related to leases, property services and staff.

●	Costs of marketing and branding services decreased by 10.1% to RMB108.8 million in the fourth quarter of 2020 from RMB121.0 million in the fourth quarter of 2019, mainly due to decreased advertising costs.

●	Costs of other services increased by 196.7% to RMB65.9 million in the fourth quarter of 2020 from RMB22.2 million in the fourth quarter of 2019, which was in line with the increase in other services revenues.

General and administrative expenses increased by 341.7% to RMB233.0 million in the fourth quarter of 2020 from RMB52.7 million in the fourth quarter of 2019, mainly due to increased share-based compensation expenses.

Sales and marketing expenses decreased by 12.0% to RMB24.2 million in the fourth quarter of 2020 from RMB27.5 million in the fourth quarter of 2019, mainly due to the reductions in staff costs and promotional marketing costs, which were partly offset by the increase in share-based compensation expenses.

EBITDA loss decreased by 51.0% to RMB94.8 million in the fourth quarter of 2020 from RMB193.6 million in the fourth quarter of 2019. Adjusted EBITDA loss (Non-GAAP) decreased by 91.4% to RMB9.4 million in the fourth quarter of 2020 from RMB109.2 million in the fourth quarter of 2019. For a reconciliation of net loss to EBITDA and Adjusted EBITDA, see the “Non-GAAP Financial Measures” section and the table titled “Ucommune International Ltd. Reconciliation of GAAP and Non-GAAP Results” below.

Impairment loss on long-lived assets decreased by 48.4% to RMB3.0 million in the fourth quarter of 2020 from RMB5.9 million in the fourth quarter of 2019, primarily due to the decrease in impairment costs from ROU assets and improvement in leaseholds as a result of the Company’s voluntary closure of those office spaces that had a negative impact on its cash flows.

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Pre-opening expenses decreased by 100.0% to nil in the fourth quarter of 2020 from RMB1.0 million in the fourth quarter of 2019, mainly due to the Company’s decision to gradually shift its workspace management strategy from a self-managed approach to an asset-light management approach.

Other income, net improved substantially to RMB126.5 million in the fourth quarter of 2020 from other expense, net of RMB43.0 million in the fourth quarter of 2019, mainly due to the Company’s decision to voluntarily close office spaces as part of its business transformation, which led to the early termination of lease contracts and a corresponding reversal of expenses related to the lease contracts.

Net loss narrowed by 36.8% to RMB149.1 million in the fourth quarter of 2020 from RMB236.0 million in the fourth quarter of 2019. Adjusted net income was RMB62.8 million in the fourth quarter of 2020, compared with an adjusted net loss of RMB194.6 million in the fourth quarter of 2019. For a reconciliation of net loss to adjusted net income, see the “Non-GAAP Financial Measures” section and the table captioned “Ucommune Group Holdings Limited Reconciliation of GAAP and Non-GAAP Results” below.

Basic and diluted net loss per share were both RMB2.23 in the fourth quarter of 2020, representing a decrease of 53.3% from RMB4.78 in the fourth quarter of 2019, mainly as the result of lower net loss and an increase in weighted average shares outstanding.

Basic and diluted adjusted net income per share were both RMB1.02 in the fourth quarter of 2020, compared to basic and diluted adjusted net loss per share of RMB3.95 in the fourth quarter of 2019. For a reconciliation of net loss to adjusted net income, see the “Non-GAAP Financial Measures” section and the table captioned “Ucommune Group Holdings Limited Reconciliation of GAAP and Non-GAAP Results” below.

Cash, cash equivalents and restricted cash were RMB400.8 million as of December 31, 2020, representing an increase of 104.2% from RMB196.3 million as of December 31, 2019, primarily due to the PIPE financing in connection with the Company’s business combination, which was consummated on November 17, 2020.

Business Outlook

For the first quarter of 2021, the Company expects net revenues to be in the range of RMB210 million to RMB230 million. With the rapid development of its asset-light businesses in the coming quarter, the Company expects that net loss and EBITDA loss will continue to narrow in the foreseeable future. These forecasts reflect the Company’s current and preliminary views on the market and its operational conditions, which are subject to change.

Recent Developments

On February 2, 2021, the Company successfully concluded its public offering of Class A ordinary shares and warrants and obtained approximately $20.0 million in gross proceeds.

On January 25, 2021, the Company announced an additional investment in Beijing Xiyu Information Technology Co., Ltd. (“Xiyu Information”), a subsidiary of the Company and provider of SaaS services and IOT solutions, increasing its ownership in Xiyu Information from 51.0% to 53.2%. The Company decided to increase its investment in Xiyu Information to meet the growing market demand for SaaS services and IOT solutions in China.

Conference Call

The Company’s management will hold a conference call on Thursday, April 15, 2021 at 08:00 A.M. Eastern Time or 08:00 P.M. Beijing Time to discuss the financial results. Listeners may access the call by dialing the following numbers:

International:	1-412-902-4272
United States Toll Free:	1-888-346-8982
Mainland China Toll Free:	4001-201203
Hong Kong Toll Free:	852-301-84992
Conference ID:	Ucommune International Ltd.

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The replay will be accessible through April 22, 2021 by dialing the following numbers:

International:	1-412-317-0088
United States Toll Free:	1-877-344-7529
Access Code:	10154283

A live and archived webcast of the conference call will also be available at the Company’s investor relations website at https://ir.ucommune.com/.

About Ucommune International Ltd.

Ucommune is China’s leading agile office space manager and provider. Founded in 2015, Ucommune has created a large-scale intelligent agile office ecosystem covering economically vibrant regions throughout China to empower its members with flexible and cost-efficient office space solutions. Ucommune’s various offline agile office space services include self-operated models, such as U Space, U Studio, and U Design, as well as asset-light models, such as U Brand and U Partner. By utilizing its expertise in the real estate and retail industries, Ucommune operates its agile office spaces with high efficiency and engages in the urban transformation of older and under-utilized buildings to redefine commercial real estate in China.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars (“US$”) at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from RMB to US$ were made at the rate of RMB6.5250 to US$1.00, the exchange rate on December 31, 2020, set forth in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or US$ amounts referred could be converted into US$ or RMB, as the case may be, at any particular rate or at all.

Statement Regarding Preliminary Unaudited Financial Information

The unaudited financial information set out in this earnings release is preliminary and subject to potential adjustments. Adjustments to the consolidated financial statements may be identified when audit work has been performed for the Company’s year-end audit, which could result in significant differences from this preliminary unaudited financial information.

The financial statements for the fourth quarter and the full year ended December 31, 2020 included in this earnings release have not been audited or reviewed by the Company’s Independent Registered Public Accounting Firm. The Company is in the process of finalizing the accounting treatment related to the warrants issued by Orisun Acquisition Corp., the Company’s predecessor entity. These warrants could potentially be classified as a liability. The fair value of the warrants could be material to the financial statements and is currently not reflected in the financial statements for the fourth quarter or the full year ended December 31, 2020 in this earning release.

Safe Harbor Statements

This announcement contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “potential,” “continue,” “ongoing,” “targets,” “guidance” and similar statements. The Company may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Any statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s growth strategies; its future business development, results of operations and financial condition; its ability to understand members’ needs and provide products and services to attract and retain members; its ability to maintain and enhance the recognition and reputation of its brand; its ability to maintain and improve quality control policies and measures; its ability to establish and maintain relationships with members and business partners; trends and competition in China’s agile office space market; changes in its revenues and certain cost or expense items; the expected growth of China’s agile office space market; PRC governmental policies and regulations relating to the Company’s business and industry, and general economic and business conditions in China and globally and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and the Company undertakes no obligation to update any forward-looking statement, except as required under applicable law.

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Non-GAAP Financial Measures

To supplement the Company’s combined and consolidated financial statements, which are prepared and presented in accordance with U.S. GAAP, Ucommune uses the following non-GAAP financial measures for Ucommune’s combined and consolidated results: EBITDA (including EBITDA margin), adjusted EBITDA (including adjusted EBITDA margin) and adjusted net income. The Company believes that EBITDA, adjusted EBITDA and adjusted net income help understand and evaluate the Company’s core operating performance.

EBITDA, adjusted EBITDA and adjusted net income are presented to enhance investors’ overall understanding of the Company’s financial performance and should not be considered a substitute for, or superior to, the financial information prepared and presented in accordance with U.S. GAAP. Investors are encouraged to review the reconciliation of the historical non-GAAP financial measure to its most directly comparable GAAP financial measures. As EBITDA, adjusted EBITDA and adjusted net income have material limitations as analytical metrics and may not be calculated in the same manner by all companies, they may not be comparable to other similarly titled measures used by other companies.

In light of the foregoing limitations, you should not consider EBITDA, adjusted EBITDA and adjusted net income as substitutes for, or superior to, net loss prepared in accordance with GAAP. The Company encourages investors and others to review its financial information in its entirety and not rely on any single financial measure. For more information on these non-GAAP financial measures, please see the table captioned “Ucommune International Ltd. Reconciliation of GAAP and Non-GAAP Results” near the end of this release.

EBITDA represents net loss before interest expense, net, provision for income taxes, depreciation of property and equipment and amortization of intangible assets.

Adjusted EBITDA represents net loss before (i) interest expense, net, other (expense)/income, net, provision for income taxes and loss on disposal of subsidiaries and (ii) certain non-cash expenses, consisting of share-based compensation expense, impairment loss on long-term investments. impairment loss on long-lived assets, depreciation of property and equipment, amortization of intangible assets and change in fair value of liabilities to be settled in shares, which we do not believe are reflective of the Company’s core operating performance during the periods presented.

Adjusted net income represents net income before share-based compensation expense, impairment loss on long-lived assets, impairment loss on long-term investments, change in fair value of liabilities to be settled in shares and loss on disposal of subsidiaries.

For investor and media inquiries, please contact:

Ucommune International Ltd.

ir@ucommune.com

ICR, LLC.

Sharon Zhou

ucommune@icrinc.com

+1 (212) 537-3847

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FINANCIAL STATEMENTS

UCOMMUNE INTERNATIONAL LTD.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(Amounts in thousands of RMB and USD, except for number of shares)

	As of December 31, 2019	As of December 31, 2020
	RMB	RMB	USD

ASSETS
Current assets:
Cash and cash equivalents	175,774	348,064	53,343
Restricted cash	-	52,199	8,000
Term deposits	41,715	47,710	7,312
Short-term investments	37,930	5,900	904
Accounts receivable	86,200	125,359	19,212
Prepaid expenses and other current assets	135,830	163,401	25,039
Amounts due from related parties, current	52,611	24,504	3,755
Held-for-sale asset	356,233	-	-
Total current assets	886,293	767,137	117,565

Non-current assets
Restricted cash	20,527	527	81
Long-term investments	29,329	9,051	1,387
Property and equipment, net	567,844	350,980	53,790
Right-of-use assets, net	1,851,729	879,348	134,766
Intangible assets, net	40,105	28,420	4,356
Goodwill	1,533,485	1,533,485	235,017
Rental deposit	98,486	61,170	9,375
Long-term prepaid expenses	116,363	113,271	17,360
Amounts due from related parties, non-current	884	297	46
Other assets, non-current	185	194,444	29,800
Total non-current assets	4,258,937	3,170,993	485,978
TOTAL ASSETS	5,145,230	3,938,130	603,543

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UCOMMUNE INTERNATIONAL LTD.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS - continued

(Amounts in thousands of RMB and USD, except for number of shares)

	As of December 31, 2019	As of December 31, 2020
	RMB	RMB	USD

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term borrowings	138,647	49,457	7,580
Long-term borrowings, current portion	14,390	3,618	554
Note payable	-	12,105	1,855
Accounts payable	325,682	272,299	41,732
Accrued expenses and other current liabilities	276,577	263,997	40,459
Amounts due to related parties, current	43,251	92,737	14,213
Advance workspace membership fee	99,226	53,667	8,225
Contract liabilities	23,875	14,833	2,273
Income taxes payable	325	1,366	209
Deferred subsidy income	11,974	9,562	1,465
Convertible bond	69,762	-	-
Held-for-sale liabilities	32,514	-	-
Lease liabilities, current	589,467	365,049	55,946
Total current liabilities	1,625,690	1,138,690	174,511

Non-current liabilities:
Long-term borrowings	5,000	15,242	2,336
Refundable deposits from members, non-current	14,308	16,477	2,525
Deferred tax liabilities	2,427	1,543	236
Lease liabilities, non-current	1,393,691	580,562	88,975
Total non-current liabilities	1,415,426	613,824	94,072
TOTAL LIABILITIES	3,041,116	1,752,514	268,583

SHAREHOLDERS’ EQUITY
Class A ordinary shares	44	49	7
Class B ordinary shares	-	6	1
Additional paid-in capital	3,645,669	4,230,656	648,376
Statutory reserves	3,827	5,065	776
Accumulated deficit	(1,750,475)	(2,240,205)	(343,326)
Accumulated other comprehensive (loss) income	(926)	4,742	727
Total Ucommune International Ltd. shareholders’ equity	1,898,139	2,000,313	306,561
Noncontrolling interests	205,975	185,303	28,399
TOTAL EQUITY	2,104,114	2,185,616	334,960
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	5,145,230	3,938,130	603,543

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UCOMMUNE INTERNATIONAL LTD.

UNAUDITED CONDENSED COMBINED AND CONSOLIDATED STATEMENTS OF OPERATIONS

(Amounts in thousands of RMB and USD, except for number of shares and per share data)

	For the Three Months Ended December 31,			For the Year Ended December 31,
	2019	2020	2020	2019	2020	2020
	RMB	RMB	USD	RMB	RMB	USD

Revenue:
Workspace membership revenue	138,360	76,822	11,773	557,994	422,984	64,825
Marketing and branding service revenue	131,342	110,104	16,874	534,826	317,461	48,653
Other service revenue	23,087	91,735	14,059	74,538	136,692	20,949
Total revenue	292,789	278,661	42,706	1,167,358	877,137	134,427

Cost of revenue:
Workspace membership	(208,812)	(110,576)	(16,947)	(814,002)	(557,102)	(85,380)
Marketing and branding service	(121,031)	(108,816)	(16,677)	(485,473)	(297,893)	(45,654)
Other services	(22,195)	(65,852)	(10,092)	(69,917)	(113,074)	(17,329)
Total cost of revenue	(352,038)	(285,244)	(43,716)	(1,369,392)	(968,069)	(148,363)
Operating expenses:
Impairment loss on long-lived assets	(5,908)	(3,048)	(467)	(52,030)	(36,505)	(5,595)
Pre-opening expenses	(976)	-	-	(15,124)	-	-
Sales and marketing expenses	(27,497)	(24,208)	(3,710)	(75,841)	(47,061)	(7,212)
General and administrative expenses	(52,746)	(232,982)	(35,706)	(181,582)	(320,202)	(49,073)
Remeasurement gain of previously held equity interests in connection with step acquisitions	-	-	-	386	-	-
Change in fair value of advance for equity interests subscription	-	-	-	(179,475)	-	-
Loss from operations	(146,376)	(266,821)	(40,893)	(705,700)	(494,700)	(75,816)

Interest expense, net	(7,343)	(2,134)	(327)	(10,402)	(12,863)	(1,971)
Subsidy income	(3,739)	1,225	188	16,782	13,931	2,135
Impairment loss on long-term investments	(35,453)	(6,553)	(1,004)	(37,453)	(10,060)	(1,542)
Gain on disposal of long-term investments	-	-	-	-	8,561	1,312
Loss on disposal of subsidiaries	-	-	-	-	(39,703)	(6,085)
Other (expense)/income, net	(43,011)	126,459	19,381	(63,480)	30,393	4,658
Loss before income taxes and loss from equity method investments	(235,922)	(147,824)	(22,655)	(800,253)	(504,441)	(77,309)
Provision for income taxes	(92)	(534)	(82)	(4,872)	(2,864)	(439)
Loss from equity method investments	52	(783)	(120)	(1,548)	(639)	(98)
Net loss	(235,962)	(149,141)	(22,857)	(806,673)	(507,944)	(77,846)
Less: Net loss attributable to noncontrolling interests	3,240	(3,955)	(606)	(15,523)	(19,452)	(2,981)
Net loss attributable to Ucommune International Ltd.	(239,202)	(145,186)	(22,251)	(791,150)	(488,492)	(74,865)
Net loss per share attributable to ordinary shareholders of Ucommune International Ltd.
- Basic	(4.78)	(2.23)	(0.34)	(15.80)	(7.50)	(1.15)
- Diluted	(4.78)	(2.23)	(0.34)	(15.80)	(7.50)	(1.15)
Weighted average shares used in calculating net loss per share
- Basic	50,074,152	65,141,759	65,141,759	50,074,152	65,141,759	65,141,759
- Diluted	50,074,152	65,141,759	65,141,759	50,074,152	65,141,759	65,141,759

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UCOMMUNE INTERNATIONAL LTD.

UNAUDITED CONDENSED COMBINED AND CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(Amounts in thousands of RMB and USD, except for number of shares and per share data)

	For the Three Months Ended December 31,			For the Year Ended December 31,
	2019	2020	2020	2019	2020	2020
	RMB	RMB	USD	RMB	RMB	USD

Net loss	(235,962)	(149,141)	(22,857)	(806,673)	(507,944)	(77,846)
Other comprehensive loss, net of tax	-	-	-	-	-	-
Foreign currency translation adjustments	2,151	4,729	725	(69)	5,768	884
Total Comprehensive loss	(233,811)	(144,412)	(22,132)	(806,742)	(502,176)	(76,962)
Less: Comprehensive loss attributable to noncontrolling interest	3,269	(3,856)	(591)	(15,524)	(19,352)	(2,966)
Comprehensive loss attributable to Ucommune International Ltd.’s shareholders	(237,080)	(140,556)	(21,541)	(791,218)	(482,824)	(73,996)

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UCOMMUNE INTERNATIONAL LTD.

RECONCILIATION OF GAAP AND NON-GAAP RESULTS

(Amounts in thousands of RMB and USD, except for number of shares and per share data)

The following table sets forth a reconciliation of net loss to EBITDA and adjusted EBITDA for the periods indicated:

	For the Three Months Ended December 31,			For the Year Ended December 31,
	2019	2020	2020	2019	2020	2020
	RMB	RMB	USD	RMB	RMB	USD

Net loss	(235,962)	(149,141)	(22,857)	(806,673)	(507,944)	(77,846)
Interest expense, net	7,343	2,134	327	10,402	12,863	1,971
Provision for income taxes	92	534	82	4,872	2,864	439
Depreciation of property and equipment	29,666	45,344	6,949	108,303	76,353	11,702
Amortization of intangible assets	5,289	6,295	965	10,803	11,202	1,717
EBITDA (non-GAAP)	(193,572)	(94,834)	(14,534)	(672,293)	(404,662)	(62,017)
Share-based compensation expense	-	202,333	31,009	-	202,333	31,009
Impairment loss on long-lived assets	5,908	3,048	467	52,030	36,505	5,595
Change in fair value of liabilities to be settled in shares	-	-	-	179,475	-	-
Impairment loss on long-term investments	35,453	6,553	1,004	37,453	10,060	1,542
Loss on disposal of subsidiaries	-	-	-	-	39,703	6,085
Other expense/(income), net	43,011	(126,459)	(19,381)	63,480	(30,393)	(4,658)

Adjusted EBITDA (non-GAAP)	(109,200)	(9,359)	(1,435)	(339,855)	(146,454)	(22,444)

The table below sets forth a reconciliation of net loss to adjusted (net loss)/income for the periods indicated:

	For the Three Months Ended December 31,			For the Year Ended December 31,
	2019	2020	2020	2019	2020	2020
	RMB	RMB	USD	RMB	RMB	USD

Net loss	(235,962)	(149,141)	(22,857)	(806,673)	(507,944)	(77,846)
Share-based compensation expense	—	202,333	31,009	—	202,333	31,009
Impairment loss on long-lived assets	5,908	3,048	467	52,030	36,505	5,595
Change in fair value of liabilities to be settled in shares	—	—	—	179,475	—	—
Impairment loss on long-term investments	35,453	6,553	1,004	37,453	10,060	1,542
Loss on disposal of subsidiaries	—	—	—	—	39,703	6,085

Adjusted (net loss)/income (non-GAAP)	(194,601)	62,793	9,623	(537,715)	(219,343)	(33,615)

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